Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

TRANSCRIPT: Meet the Clover Assistant by Clover Health

[URL: https://www.youtube.com/watch?v=TX4S8oDou4k&feature=youtu.be]

—Begins—

In many cases, information is spread across the health system.

I certainly expect my primary care physician to have access to all the pieces.

The evidence-based guidelines and recommendations are changing all the time.

A couple years ago I had surgery and I was inundated with paperwork.

The voices of doctors and patients, they were our inspiration for the Clover Assistant.

You go to your doctor, he’s on a treadmill, every fifteen minutes he’s got to get another patient in.

It’s very common for me to have patients with three or four active chronic conditions.

There wasn’t continuity of care. And then you end up not getting the care you were looking for in the first place.

And it was like ok, I just retired and you’re gonna do this to me?

The Clover Assistant is a web application and a physician uses it every visit they have with one of our members and it’s tuned to show them clinically useful, personalized relevant information that helps them give better care during that visit. So what we can do is match every patient’s individual data, because we’ve pulled it all together, with all these clinical evidence based protocols that are coming out all the time. And now for every PCP visit, every doctor visit that PCP is seeing exactly the information they need and technology is powering all of that.

I was taking a pain medication that reacted badly and I ended up in the hospital.

I went to see my physician and he said, “oh gee, why are you here?” and I said aren’t you aware I was in the emergency room?

If the data I have on a patient is not up to date then I could be making a medical error.

The way that our technology helps, specifically is to personalize the care for every single member. So we’re not saying across the board treat everyone the same. Everyone is different and technology is really good at bringing that difference to the surface and personalizing care.

The information is really set up for me in an efficient way within the program.

It means I’m providing better care, and it also means I have confidence that I’m providing better care and patients feel that.

We see this as a way we can make the whole system more efficient. It’s a huge bureaucracy around doing paperwork and filing claims and checking insurance. So if we can take that inefficiency out of the system, power it with technology, help physicians give better care, we can take that and actually make healthcare more affordable and at the same time give better benefits and better outcomes.

Clover Assistant really creates a conversation between the doctor and the health plan through the technology and I think doctors feel more respected when it’s a conversation than when a health plan just says you need to do this or that because when health plans do that they’re often wrong.

A lot of times we get questions when they say, well physicians don’t use software. And we’re like no, they want to use software, we all, we live in a technological world at this point. We’ve just been giving physicians bad software, unfortunately. We have a way of informing and educating and engaging with any PCP, we scale at the speed of software.

It is such a delight to have all the information I need right there in front of me and then I feel great about the care that I’m providing my patients.

Clover Assistant is being used by physicians. They enjoy using it because it’s built for them and they know that when they use it they are actually helping take care of a senior better than if they weren’t using it.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on October 20, 2020, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on November 20, 2020. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.